                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number: 0-49888

                           Randgold Resources Limited
                           --------------------------
                 (Translation of registrant's name into English)

        La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ,
                                 Channel Islands
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F X     Form 40-F.........

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                           Yes ..... No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

         Attached to the Registrant's Form 6-K filing for the month of October
2006, and incorporated by reference herein, is:

                 Exhibit No.                   Description
                 -----------                   -----------
                      1.         Release, dated October 17, 2006, entitled
                                 "Development of New Underground Mine
                                 Formally Underway".

                      2.         Release, dated October 16, 2006, entitled
                                 "Mali Gold Industry Requires Reinvestment
                                 to Secure its Future".

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   RANDGOLD RESOURCES LIMITED

                                   By:    /s/ David Haddon
                                         --------------------------------
                                         David Haddon
                                         Group Company Secretary

Dated: October 17, 2006